                                                                  Exhibit(a)(8)


            GKN PLC AND SINTER METALS, INC. ANNOUNCE MERGER AGREEMENT


NEW YORK AND CLEVELAND, OH APRIL 30, 1997 - GKN plc (LSE GKN) and Sinter Metals (NYSE: SNM) jointly announce that they have today signed a merger agreement for GKN to acquire Sinter Metals for $570 million in cash, including the assumption of approximately $184 million of debt. The acquisition will be financed from the existing cash resources of GKN. GKN will shortly commence a tender offer to acquire all outstanding shares of Class A and Class B Common Stock of Sinter Metals for $37 per share. The transaction is subject to normal regulatory approvals, and the tender offer is expected to close in late May 1997.

GKN has entered into agreements with certain stockholders of Sinter Metals, including Citicorp Venture Capital Ltd. and/or a charitable foundation established by Citicorp and and Mr. Joseph Carreras, Chairman and Chief Executive Officer of Sinter Metals, in which such shareholders have agreed to tender into the offer shares representing in the aggregate 42.9% of the outstanding Common Stock on a fully diluted basis, subject to certain conditions. SBC Warburg Inc. will act as dealer manager for the tender.

Powder metallurgy is a growing industry with output increasing in North America at an estimated compound annual rate of 11% over the past three years, and in Europe at 6% over the same period. Sinter Metals is the world's largest independent manufacturer of precision pressed powder metal components with operations in the USA, Canada, Germany and Sweden. It serves customers in the automotive sector, representing some 70% of production, with the balance of 30% in the home appliance, power tool and lawn and garden industries. Sinter Metals will be combined with GKN's powder metallurgy interests in the UK and Italy, further advancing GKN's strategy to achieve a global capability in this area.

The management of Sinter Metals, which has taken the group from one with sales of $51 million in 1991 to a pro forma $373 million in 1996, will remain with the Company and will have responsibility for the enlarged business.

Commenting on the transaction, CK Chow, GKN's Chief Executive, said:

"The acquisition of Sinter Metals will position GKN as the world's largest supplier of precision pressed powder metal components, with estimated annual 1997 sales of some $530 million. It is expected to be earnings enhancing in the first 12 months.

Joseph Carreras, Chairman and Chief Executive Officer of Sinter Metals, said:

"This combination represents an excellent opportunity for Sinter Metals to continue its goal of being the global powder metallurgy supplier of choice. The addition of GKN's operations provides additional capabilities and capacities to better serve our customers. I am also particularly proud of the return to shareholders that the company has generated since its initial public offering in November 1994."

Mr. Chow and Mr. Carreras noted that the merger will enable the enlarged business to achieve further growth through the introduction of new products, geographical expansion and further acquisitions. It will also provide opportunities for synergies through sharing technology, the improved utilization of production capacity and expanding the customer base.

GKN is a global industrial company with sales exceeding [pound sterling]3.3 billion ($5.4 billion). It designs, develops and manufactures automotive and agritechnical components as well as aerospace and defense products and provides a range of industrial services. GKN is already a leading global supplier of constant velocity joints to the automotive industry and this strategic acquisition will increase the value of GKN products per vehicle.

GKN is a UK FT-SE 100 company. Its operations are based in more than 40 countries around the world employing some 30,000 people in its subsidiaries and a further 11,500 in associated companies.

Contact        Public Affairs Department of GKN plc, 44 152 751 7715 or Investor
Relations of Sinter Metals, Inc. 216 771 6700